May 2, 2025

Moshe Arkin
Interim Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir Street
Weizmann Science Park
Ness Ziona, 7403650, Israel

       Re: Sol-Gel Technologies Ltd.
           Registration Statement on Form F-3
           Filed April 29, 2025
           File No. 333-286822
Dear Moshe Arkin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey Schultz